                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended June 30, 1996

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                    to
                                        -------------------  -----------------


ChemFirst Inc. Commission file number 333-15789



                               CHEMFIRST INC.
                        Employee 401(K) Savings Plan
    (Formerly First Mississippi Corporation Employee 401(K) Savings Plan)
                              700 North Street
                            Post Office Box 1249
                      Jackson, Mississippi  39215-1249



                               CHEMFIRST INC.
                              700 North Street
                            Post Office Box 1249
                      Jackson, Mississippi  39215-1249

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                       Financial Statements and Schedules

                          June 30, 1996, 1995 and 1994

                  (With Independent Auditors' Report Thereon)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                  Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of June 30, 1996 and 1995

Statements of Changes in Net Assets Available for Benefits for the years ended
     June 30, 1996, 1995 and 1994

Notes to Financial Statements


Supplemental Schedules:

I.       Item 27a - Schedule of Assets Held for Investment Purposes as of June
            30, 1996 and 1995

II.      Item 27d - Schedule of Reportable Transactions for the years ended June
             30, 1996, 1995 and 1994

                          Independent Auditors' Report



The Administrative Committee
First Mississippi Corporation
     401(K) Savings Plan:


We have audited the financial statements of First Mississippi Corporation 401(K) Savings Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mississippi Corporation 401(K) Savings Plan as of June 30, 1996 and 1995 and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to above are not a required part of the basic financial statements but are supplementary information required by Regulation S-X or by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 15, 1996                       /s/ KPMG PEAT MARWICK LLP

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                             June 30, 1996 and 1995


                                                                      1996            1995
                                                                      ----            ----
Investments:
     Cash                                                        $      2,525           2,525
     Mutual funds, at fair value (cost $23,652,042 and
        $20,405,199, respectively)                                 25,535,407      21,520,546
     Participant loans, at cost which approximates fair value       1,290,853       1,263,268
     First Mississippi Corporation common stock, at fair value
        (cost $3,247,123 and $3,052,278, respectively)              5,962,422       8,038,826
     Getchell Gold Corporation common stock, at fair value
         (cost $957,537 and $592,688, respectively) (note 8)        4,240,420       1,403,220
                                                                 ------------      ----------
                    Total investments                              37,031,627      32,228,385
                                                                 ------------      ----------


Receivables:
     Employers' and participants' contributions                       298,328         325,974
     Interest                                                          10,562          26,535
     Dividends                                                        161,458         162,218
     Due from participant                                              22,210              --
                                                                 ------------      ----------
                    Total receivables                                 492,558         514,727
                                                                 ------------      ----------


                    Total assets                                   37,524,185      32,743,112

Advisory fees payable                                                 (27,080)        (18,437)
                                                                 ------------      ----------


                    Net assets available for benefits            $ 37,497,105      32,724,675
                                                                 ============    ============


See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                    Years ended June 30, 1996, 1995 and 1994



                                                                        1996             1995            1994
                                                                        ----             ----            ----
Contributions (note 3):
     Participants                                                   $  2,411,273       2,435,199       2,103,851
     Employers                                                         1,366,279       1,449,582       1,249,535
                                                                    ------------    ------------    ------------
                    Total contributions                                3,777,552       3,884,781       3,353,386
                                                                    ------------    ------------    ------------

Interest income                                                          125,679         117,506         580,236
Dividend income:
     First Mississippi Corporation common stock                          102,070          89,244         112,492
     Mutual funds                                                      1,664,078       1,148,652              --
Realized gains (losses) on investments, net (note 2):
     Government securities                                                    --              --          38,956
     Mutual funds                                                        578,166          26,673           4,748
     First Mississippi Corporation common stock                          861,525         599,385         998,562
     Getchell Gold Corporation common stock (note 8)                   1,384,241         130,327          (6,466)
Unrealized appreciation of investments, net (note 5)                     969,120       6,170,323       1,038,613
Advisory fees                                                           (109,095)       (148,168)        (27,777)
                                                                    ------------    ------------    ------------
                    Net investment income                              5,575,784       8,133,942       2,739,364
                                                                    ------------    ------------    ------------

Rollovers (note 4)                                                       240,514          65,847          41,224

Transfers from PCS Phosphates, Inc. Employee
     Savings Plan (note 4)                                               133,944              --              --

Withdrawals and terminations, net of forfeitures                      (1,870,551)     (1,596,682)     (1,324,686)

Transfer of Getchell Gold Corporation participant
     account balances (note 8)                                        (3,084,813)             --              --
                                                                    ------------    ------------    ------------

                    Net increase in assets available for benefits      4,772,430      10,487,888       4,809,288

Net assets available for benefits:
     Beginning of year                                                32,724,675      22,236,787      17,427,499
                                                                    ------------    ------------    ------------

     End of year                                                    $ 37,497,105      32,724,675      22,236,787
                                                                    ============    ============    ============



See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          June 30, 1996, 1995 and 1994



(1)    Plan Provisions and Significant Accounting Policies

       The following brief description of First Mississippi Corporation 401(K)
             Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)   Plan Provisions

             The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of First Mississippi Corporation (First Mississippi) and eight wholly-owned subsidiaries, First Chemical Corporation, Plasma Energy Corporation, Quality Chemicals, Inc., FirstMiss Steel, Inc., AMPRO Fertilizer, Inc., Plasma Processing Corp., EKC Technology, Inc., and Callidus Technologies Inc. (the Companies or the Employers) (see note
                8).

            The provisions of the Plan allow deferral of tax by the
                participants on their contributions and earnings thereon. Employees with six months of continuous employment are eligible for membership in the Plan. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The maximum percentage was decreased from 16.8% to 15% effective January 1, 1995. The Companies match contributions up to 4% of monthly base pay. At June 30, 1996, 1995 and 1994, 924, 990 and 958 participants, respectively, were participating in the Plan.

            Participants may elect to have their contributions and allocated earnings thereon invested in any combination of the following investment programs:

                   (1) Capital Preservation Fund - This fund was established in
                       1995 and consists primarily of investments in fixed income mutual funds.
                   (2) Short-term Stability Fund - Consists primarily of
                       investments in fixed income mutual funds.
                   (3) Mid-term Balanced Fund - Consists primarily of
                       investments in fixed income and equity mutual funds.




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



                   (4) Long-term Growth Fund - Consists primarily of investments in equity mutual funds.
                   (5)   First Mississippi common stock.
                   (6) Getchell Gold Corporation common stock (as of October 20, 1995, participants could no longer elect to allocate new contributions to this investment program) (see note 8).

            Prior to April 1, 1994, participants could only elect to invest in programs (5) and (6) above, as well as a program that invested in cash deposited in interest-bearing bank accounts, certificates of deposit, corporate or government obligations, or other similar investments. Additionally, prior to April 1, 1994 participants could elect investment options separately with regard to their own contributions and the Employers' contributions.

            The Plan also provides for participant loans. A participant can borrow up to 50% of the participant's vested account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000, and only one loan for a participant may be outstanding. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

            In addition to the investment options listed above, the Administrative Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants in each investment option:





                                                                    (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


(1) Plan Provisions and Significant Accounting Policies, Continued

                                                               Participants' contributions
                                   ----------------------------------------------------------------------------------------
                                                                                                   First       Getchell
                                                                                                Mississippi       Gold
                                     Capital      Short-term     Mid-term      Long-term        Corporation    Corporation
                                  Preservation     Stability     Balanced       Growth             common        common
                                      Fund           Fund          Fund          Fund               stock         stock
                                   ----------     ----------- ------------   -----------         ----------    ------------
Number of participants:
     At June 30, 1996                   27             684           500           635                 384          293
                                      ====          ======        ======         =====              ======         ====
     At June 30, 1995                   11             725           577           618                 352          169
                                      ====          ======        ======         =====              ======         ====
     At June 30, 1994                    -             699           528           556                 343          144
                                      ====          ======        ======         =====              ======         ====


                                                                     Employers' contributions
                                   ----------------------------------------------------------------------------------------
                                                                                                    First        Getchell
                                                                                                  Mississippi      Gold
                                     Capital      Short-term     Mid-term     Long-term           Corporation  Corporation
                                  Preservation     Stability     Balanced       Growth              common        common
                                      Fund           Fund          Fund          Fund               stock          stock
                                   ----------     ----------- ------------   -----------         ----------    ------------
Number of participants:
     At June 30, 1996                   27             695           502           640                 411          321
                                      ====          ======        ======         =====              ======         ====
     At June 30, 1995                   11             741           575           619                 392          191
                                      ====          ======        ======         =====              ======         ====
     At June 30, 1994                    -             714           528           556                 386          163
                                      ====          ======        ======         =====              ======         ====

            Participants' contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' contributions and allocated earnings thereon fully vest after a participant completes three vesting years of membership service in the Plan or upon a participant's indefinite economic or industrial layoff, retirement, death or disability, whichever occurs first. Forfeitures are reallocated to the remaining participants.

       (b)  Participant Accounts

            Participant accounts are maintained individually and in the aggregate for each investment option. Each participant's account is credited with its investment earnings and the portion of the Employers' contributions allocated to it. Participant benefits are provided solely from each individual participant's account.


                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



       (c)  Administrative Expenses

            Administrative expenses, with the exception of advisory fees, are paid by First Mississippi and are not charged to the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested.

       (d)  Investments

            Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in First Mississippi common stock, Getchell Gold Corporation common stock and mutual funds are stated at quoted market value. Dividends and interest are recorded on the accrual basis. Investment transactions are accounted for on the trade date.

            The Plan does not require any collateral or other security from the trustee to support the investments.

       (e)  Income Taxes

            In a determination letter dated April 24, 1996, the Internal
                Revenue Service held that the Plan is exempt from income taxes in accordance with section 401(a) of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary.

       (f)  Sales of Investments

            The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

       (g)  Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


(2)    Investment Sales

       A summary follows of net realized gains on sales of investments for the years ended June 30, 1996, 1995 and 1994:

                                                                     Proceeds         Carrying        Net realized
                                                                    from sales          value             gains
                                                                 ---------------    --------------    -------------
                1996
                   Common stock                                  $     4,995,315         2,749,549        2,245,766
                   Mutual funds                                       10,885,936        10,307,770          578,166
                                                                 ---------------    --------------    -------------
                                                                 $    15,881,251        13,057,319        2,823,932
                                                                 ===============    ==============    =============
                1995
                   Common stock                                  $     2,810,662         2,080,950          729,712
                   Mutual funds                                        5,636,596         5,609,923           26,673
                                                                 ---------------    --------------    -------------
                                                                 $     8,447,258         7,690,873          756,385
                                                                 ===============    ==============    =============
                1994
                   Common stock                                  $     3,378,265         2,386,169          992,096
                   Government securities                               8,596,521         8,557,565           38,956
                   Mutual funds                                  $     5,243,636         5,238,888            4,748
                                                                 ---------------    --------------    -------------
                                                                 $    17,218,422        16,182,622        1,035,800
                                                                 ===============    ==============    =============


(3)    Participants' and Employers' Contributions

       A summary follows of contributions by company:


                                                                                    Participants'       Employers'
                                                                                    contributions      contributions
                                                                                    -------------      -------------
            Year ended June 30, 1996:
                First Mississippi Corporation                                        $    307,472           185,292
                First Chemical Corporation                                                603,108           339,862
                Getchell Gold Corporation                                                 133,022            68,514
                Plasma Energy Corporation                                                  82,786            42,062
                Quality Chemicals, Inc.                                                   334,447           198,847
                FirstMiss Steel Inc.                                                      137,734            83,246
                AMPRO Fertilizer, Inc.                                                    160,017            75,243
                EKC Technology, Inc.                                                      161,603            73,043
                Plasma Processing Corporation                                             103,875            63,533
                Callidus Technologies, Inc.                                               387,209           236,637
                                                                                     ------------     -------------

                                                                                     $  2,411,273         1,366,279
                                                                                     ============     =============


                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


(3) Participants' and Employers' Contributions, Continued

                                                                                   Participants'       Employers'
                                                                                   contributions      contributions
                                                                                  ---------------     -------------
            Year ended June 30, 1995:
                First Mississippi Corporation                                     $       231,904           152,847
                First Chemical Corporation                                                603,924           375,042
                Getchell Gold Corporation                                                 402,943           206,238
                Plasma Energy Corporation                                                  77,110            45,319
                Quality Chemicals, Inc.                                                   328,803           198,853
                FirstMiss Steel Inc.                                                      122,452            93,402
                AMPRO Fertilizer, Inc.                                                    147,885            72,810
                EKC Technology, Inc.                                                      135,972            60,775
                Plasma Processing Corporation                                              94,485            65,492
                Callidus Technologies, Inc.                                               289,721           178,804
                                                                                  ---------------     -------------

                                                                                  $     2,435,199         1,449,582
                                                                                  ===============     =============

            Year ended June 30, 1994:
                First Mississippi Corporation                                     $       210,746           149,638
                First Chemical Corporation                                                511,181           301,932
                First Energy Corporation                                                    2,484             1,653
                Getchell Gold Corporation                                                 385,530           197,464
                Plasma Energy Corporation                                                  60,247            38,909
                Quality Chemicals, Inc.                                                   285,581           174,725
                FirstMiss Steel Inc.                                                      100,374            70,339
                AMPRO Fertilizer, Inc.                                                    140,331            68,353
                Maxadyne Corporation                                                        3,580             3,580
                Plasma Processing Corporation                                              69,125            49,441
                EKC Technology, Inc.                                                      128,937            57,815
                Callidus Technologies, Inc.                                               205,735           135,686
                                                                                  ---------------     -------------
                                                                                  $     2,103,851         1,249,535
                                                                                  ===============     =============




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



(4)    Rollovers and Transfers

       During 1996, 1995 and 1994, assets and participant accounts, including those from terminated plans covering employees of EKC Technology, Inc., Callidus Technologies, Inc., Plasma Energy Corp. and Getchell Gold Corporation (see notes 1 and 8), were transferred from other employee benefit plans to the Plan as follows:

                                                                                  1996         1995         1994
                                                                                  ----         ----         ----
                First Mississippi Corporation                                 $   76,919            -             -
                First Chemical Corporation                                        18,926          805        27,753
                Callidus Technologies, Inc.                                       70,828       14,974             -
                Plasma Energy Corp.                                               30,813            -             -
                Getchell Gold Corporation                                              -       41,957             -
                EKC Technology, Inc.                                              34,857        4,216         7,695
                Quality Chemical, Inc.                                             5,088            -         5,776
                FirstMiss Steel, Inc.                                              3,006        3,895             -
                Plasma Processing Corporation                                         77            -             -
                                                                              ----------     --------     ---------

                                                                              $  240,514       65,847        41,224
                                                                              ==========     ========     =========


       In April 1996, First Mississippi Corporation obtained a 50% interest in FirstMiss Fertilizer, LP, an ammonia storage terminal facility. As a part of this acquisition, the Companies hired seven employees from the seller of the facility. A "plan-to-plan" transfer of these employees' account balances, (including loan balances), aggregating $133,944 was completed between the PCS Phosphates, Inc. Employee Savings Plan and the Plan.

(5)    Unrealized Appreciation (Depreciation) of Investments

       During the years ended June 30, 1996, 1995 and 1994, unrealized appreciation (depreciation)of the Plan's investments was as follows:

                                                                          1996            1995            1994
                                                                          ----            ----            ----
                Government securities                                 $          -               -         (452,894)
                Mutual funds                                               768,018       1,164,775          (11,775)
                First Mississippi Corporation
                   common stock                                         (2,271,249)      4,206,502        1,454,571
                Getchell Gold Corporation common stock                   2,472,351         799,046           48,711
                                                                      ------------    ------------     ------------
                                                                      $    969,120       6,170,323        1,038,613
                                                                      ============    ============     ============


                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


 (6)   Investment Option Allocation

       The allocation of net assets available for benefits to investment option as of June 30, 1996 and 1995 follows:

                                                       Capital       Short-term       Mid-term       Long-term
                                                     Preservation     Stability       Balanced         Growth
                                                        Fund            Fund            Fund             Fund
                                                     ------------    ------------    ------------    ------------
June 30, 1996:
    Cash                                             $       --             2,525            --              --
    Mutual funds                                          901,993       5,873,232       7,028,448      11,199,594

    Participant loans                                      48,540         639,414         450,494         152,405
    First Mississippi Corporation common stock               --              --              --              --
    Getchell Gold Corporation common stock                   --              --              --              --
                                                     ------------    ------------    ------------    ------------
                 Total investments                        950,533       6,515,171       7,478,942      11,351,999
                                                     ------------    ------------    ------------    ------------
    Receivables:
       Employers' and participants' contributions           2,649          48,455          74,270         144,714
       Interest                                               304           3,976           2,777             867
       Dividends                                             --            51,497          64,896          45,065

       Due from participant                                  --              --              --            22,210
                                                     ------------    ------------    ------------    ------------
                 Total receivables                          2,953         103,928         141,943         212,856
                                                     ------------    ------------    ------------    ------------
                 Total assets                             953,486       6,619,099       7,620,885      11,564,855
    Advisory fees payable                                  (1,045)         (7,688)         (7,491)        (10,856)
                                                     ------------    ------------    ------------    ------------

                 Net assets available for benefits   $    952,441       6,611,411       7,613,394      11,553,999
                                                     ============    ============    ============    ============
June 30, 1995:
    Cash                                             $       --             2,525            --              --
    Mutual funds                                           48,571       7,377,084       6,169,827       7,473,893

    Participant loans                                        --           625,278         429,283         208,707
    First Mississippi Corporation common stock               --              --              --              --
    Getchell Gold Corporation common stock                   --              --              --              --
                                                     ------------    ------------    ------------    ------------
                 Total investments                         48,571       8,004,887       6,599,110       7,682,600
                                                     ------------    ------------    ------------    ------------
    Receivables:
       Employers' and participants' contributions           1,704          73,893          94,842         130,405
       Interest                                              --            12,368           8,491           4,128
       Dividends                                                4          67,483          60,351          34,380
                                                     ------------    ------------    ------------    ------------

                 Total receivables                          1,708         153,744         163,684         168,913
                                                     ------------    ------------    ------------    ------------
                 Total assets                              50,279       8,158,631       6,762,794       7,851,513
    Advisory fees payable                                     (43)         (6,455)         (5,399)         (6,540)
                                                     ------------    ------------    ------------    ------------

                 Net assets available for benefits   $     50,236       8,152,176       6,757,395       7,844,973
                                                     ============    ============    ============    ============

                                                         First
                                                      Mississippi   Getchell Gold
                                                     Corporation    Corporation
                                                     common stock   common stock    Combined
                                                     ------------   ------------   ------------
June 30, 1996:
    Cash                                                     --             --            2,525
    Mutual funds                                          188,824

                                                                        343,316     25,535,407
    Participant loans                                        --             --        1,290,853
    First Mississippi Corporation common stock          5,962,422           --        5,962,422
    Getchell Gold Corporation common stock                   --        4,240,420      4,240,420
                                                     ------------   ------------   ------------
                 Total investments                      6,151,246      4,583,736     37,031,627
                                                     ------------   ------------   ------------
    Receivables:
       Employers' and participants' contributions          28,240           --          298,328
       Interest                                               951          1,687         10,562
       Dividends                                             --

                                                                           --          161,458
       Due from participant                                  --             --           22,210
                                                     ------------   ------------   ------------
                 Total receivables                         29,191          1,687        492,558
                                                     ------------   ------------   ------------
                 Total assets                           6,180,437      4,585,423     37,524,185
    Advisory fees payable                                    --             --          (27,080)
                                                     ------------   ------------   ------------

                 Net assets available for benefits      6,180,437      4,585,423     37,497,105
                                                     ============   ============   ============

June 30, 1995:
    Cash                                                     --             --            2,525
    Mutual funds                                          302,858

                                                                        148,313     21,520,546
    Participant loans                                        --             --        1,263,268
    First Mississippi Corporation common stock          8,038,826           --        8,038,826
    Getchell Gold Corporation common stock                   --        1,403,220      1,403,220
                                                     ------------   ------------   ------------
                 Total investments                      8,341,684      1,551,533     32,228,385
                                                     ------------   ------------   ------------
    Receivables:
       Employers' and participants' contributions          16,509          8,621        325,974
       Interest                                               905            643         26,535
       Dividends                                             --
                                                     ------------   ------------   ------------

                                                                           --          162,218
                 Total receivables                         17,414          9,264        514,727
                                                     ------------   ------------   ------------
                 Total assets                           8,359,098      1,560,797     32,743,112
    Advisory fees payable                                    --             --          (18,437)
                                                     ------------   ------------   ------------

                 Net assets available for benefits      8,359,098      1,560,797     32,724,675
                                                     ============   ============   ============


                                                                    (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN


(6) Investment Option Allocation, continued

       The allocation of changes in net assets available for benefits to investment option for the years ended June 30, 1996, 1995 and 1994 follows:



                                               Capital       Short-term     Mid-term       Long-term
                                             Preservation    Stability      Balanced        Growth
                                                Fund           Fund           Fund            Fund
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1993                        $      --             --             --             --
     Participants' contributions                    --          152,730        175,897        230,736
     Employers' contributions                       --           82,305         97,664        131,512
     Net investment income (loss)                   --           51,084        (23,414)       (38,420)
     Rollovers                                      --             --             --            5,956

     Withdrawals and terminations                   --         (215,390)       (10,090)       (21,287)
     Transfers due to participants'
        selection of investment option              --        7,738,698      5,156,122      3,614,104
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1994                               --        7,809,427      5,396,179      3,922,601
     Participants' contributions                   1,531        613,583        710,626        959,697
     Employers' contributions                        984        334,753        408,253        557,478
     Net investment income                           130        610,578        775,668        898,740
     Rollovers                                      --           17,065          7,606          3,968

     Withdrawals and terminations                   --         (821,887)      (160,543)      (184,143)
     Transfers due to participants'
        selection of investment option            47,591       (411,343)      (380,394)     1,686,632
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1995                             50,236      8,152,176      6,757,395      7,844,973
     Participants' contributions                  17,006        449,340        642,829      1,112,762
     Employers' contributions                     10,107        246,029        376,975        619,602
     Net investment income (loss)                 24,936        342,115        905,231      1,711,315
     Rollovers                                    22,809         17,038         91,809         75,917

     Transfers from PSC Phosphates, Inc.
        Employee Savings Plan                       --           54,483          1,976         76,826
     Withdrawals and terminations                (38,828)      (477,385)      (231,066)      (972,837)
     Transfers due to participants'
        selection of investment option           876,729     (1,271,897)       333,714      1,741,434
     Transfer of Getchell Gold Corporation
        participant account balances             (10,554)      (900,488)    (1,265,469)      (655,993)
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1996                        $   952,441      6,611,411      7,613,394     11,553,999
                                             ===========    ===========    ===========    ===========

                                                              First
                                              Cash and     Mississippi    Getchell Gold
                                               other       Corporation    Corporation
                                             investments   common stock   common stock     Combined
                                             -----------   ------------   ------------    -----------
Net assets available for benefits
     at June 30, 1993                         11,996,027      4,804,184        627,288     17,427,499
     Participants' contributions               1,347,568        163,951         32,969      2,103,851
     Employers' contributions                    766,371        140,597         31,086      1,249,535
     Net investment income (loss)                295,753      2,537,759        (83,398)     2,739,364
     Rollovers                                    35,268           --

                                                                                 --           41,224
     Withdrawals and terminations               (634,395)      (443,001)          (523)    (1,324,686)
     Transfers due to participants'
        selection of investment option       (13,806,592)    (2,696,578)        (5,754)          --
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1994                               --        4,506,912        601,668     22,236,787
     Participants' contributions                    --          107,400         42,362      2,435,199
     Employers' contributions                       --           76,328         71,786      1,449,582
     Net investment income                          --        4,915,803        933,023      8,133,942
     Rollovers                                      --             --

                                                                               37,208         65,847
     Withdrawals and terminations                   --         (410,418)       (19,691)    (1,596,682)
     Transfers due to participants'
        selection of investment option              --         (836,927)      (105,559)          --
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1995                               --        8,359,098      1,560,797     32,724,675
     Participants' contributions                    --          170,566         18,770      2,411,273
     Employers' contributions                       --          103,667          9,899      1,366,279
     Net investment income (loss)                   --       (1,282,911)     3,875,098      5,575,784
     Rollovers                                      --           32,941

                                                                                 --          240,514
     Transfers from PSC Phosphates, Inc.
        Employee Savings Plan                       --              659           --          133,944
     Withdrawals and terminations                   --          (81,791)       (68,644)    (1,870,551)
     Transfers due to participants'
        selection of investment option              --       (1,031,066)      (648,914)          --
     Transfer of Getchell Gold Corporation
        participant account balances                --          (90,726)      (161,583)    (3,084,813)
                                             -----------    -----------    -----------    -----------
Net assets available for benefits
     at June 30, 1996                               --        6,180,437      4,585,423     37,497,105
                                             ===========    ===========    ===========    ===========





                                                                    (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


 (7)   Plan Investments

       The following investments exceeded 5% of net assets available for benefits at June 30, 1996 and 1995:


                                                                                                June 30, 1996
                                                                                 ------------------------------------------
                                                                                 Shares
                                                                                 or face                           Carrying
                                                                                 amount             Cost            value
                                                                                 ------             ----           --------
                Mutual funds:
                   Frank Russell Investment Contract                             198,273        $ 3,264,753       3,539,577
                   Frank Russell Fixed Income I                                  125,035          2,583,327       2,623,235
                   Frank Russell Fixed Income III                                252,087          2,499,223       2,546,078
                   Frank Russell Equity I                                        119,233          3,144,035       3,599,641
                   Frank Russell Equity II                                        61,786          1,702,881       1,927,711
                   Frank Russell International                                    57,116          2,098,500       2,188,688
                   Frank Russell Equity Q                                        113,638          3,166,114       3,681,860
                First Mississippi Corporation common stock                       267,974          3,247,123       5,962,422
                Getchell Gold Corporation common stock                           128,498            957,537       4,240,420



                                                                                                June 30, 1996
                                                                                 ------------------------------------------
                                                                                 Shares
                                                                                 or face                           Carrying
                                                                                 amount             Cost            value
                                                                                 ------             ----           --------
                Mutual funds:
                   Frank Russell Investment Contract                             196,290          3,117,610       3,296,684
                   Frank Russell Fixed Income I                                  131,666          2,688,706       2,808,435
                   Frank Russell Fixed Income II                                 106,015          1,939,586       1,978,233
                   Frank Russell Fixed Income III                                231,215          2,262,670       2,342,212
                   Frank Russell Equity I                                        100,281          2,436,382       2,747,694
                   Frank Russell Equity Q                                         97,420          2,469,847       2,812,501
                First Mississippi Corporation common stock                       235,570          3,052,278       8,038,826



                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



(8)    Transfer of Getchell Gold Corporation Participant Account Balances

       On October 20, 1995, First Mississippi distributed its shares of
          Getchell Gold Corporation (formerly FirstMiss Gold Inc.) to the First Mississippi shareholders in a spin-off transaction. In connection with the spin-off, the participant accounts of employees of Getchell Gold Corporation were transferred from the Plan.

(9)    Subsequent Event

       On August 27, 1996, First Mississippi entered into a definitive merger agreement with Mississippi Chemical Corporation (MCC), under which MCC will acquire all the fertilizer interests of First Mississippi. The transaction is subject to approval by the stockholders of both First Mississippi and MCC, however, it is expected that the transaction will be consummated by December 31, 1996. Upon consummation of this merger, the participant accounts of AMPRO Fertilizer, Inc. and certain participant accounts of First Mississippi Corporation will be transferred from the Plan.

                                                                     Schedule I

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                             June 30, 1996 and 1995


                                                                         June 30, 1996
                                                              ----------------------------------
                                                              Shares
                                                              or face                   Carrying
                                                              amount        Cost          value
                                                              ------        ----        --------
Cash - 0.0%                                                    2,525   $     2,525         2,525

Mutual funds:
     Deposit Guaranty U. S. Government
        Money Market - 1.4%                                  519,659       519,659       519,659
     Frank Russell U. S. Government Money
        Market - 0.4%                                        142,607       142,607       142,607
     Frank Russell Investment Contract - 9.4%                198,273     3,264,753     3,539,577
     Frank Russell Fixed Income I - 7.0%                     125,035     2,583,327     2,623,235
     Frank Russell Fixed Income II - 4.4%                     88,892     1,630,471     1,642,715
     Frank Russell Fixed Income III - 6.8%                   252,087     2,499,223     2,546,078
     Frank Russell Equity I - 9.6%                           119,233     3,144,035     3,599,641
     Frank Russell Equity II - 5.1%                           61,786     1,702,881     1,927,711
     Frank Russell Equity III - 2.3%                          28,530       797,487       865,301
     Frank Russell International - 5.8%                       57,116     2,098,500     2,188,688
     Frank Russell Emerging Markets - 3.6%                   104,891     1,249,457     1,333,169
     Frank Russell Real Estate Securities - 2.5%              37,007       853,528       925,166
     Frank Russell Equity Q - 9.8%                           113,638     3,166,114     3,681,860
                                                                       -----------    ----------
                                                                        23,652,042    25,535,407
                                                                       -----------    ----------
Participant loans, interest rates from 7.25% to 10.0%;
        maturities from 1 to 10 years - 3.4%               1,290,853     1,290,853     1,290,853

First Mississippi Corporation common stock - 15.9%           267,974     3,247,123     5,962,422

Getchell Gold Corporation common stock - 11.3%               128,498       957,537     4,240,420
                                                                       -----------    ----------

                                                                       $29,150,080    37,031,627
                                                                       ===========    ==========



                                                                    (Continued)

                                       2
                                                              Schedule I, Cont.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes


                                                                                      June 30, 1995
                                                                       -------------------------------------------
                                                                       Shares
                                                                       or face                           Carrying
                                                                       amount              Cost            value
                                                                       ------              ----            -----

Cash                                                                     2,525   $         2,525             2,525

Mutual funds:
     Deposit Guaranty U. S. Government
        Money Market - 1.2%                                            451,141           451,191           451,141
     Frank Russell U. S. Government Money
        Market - 0.0%                                                    7,536             8,536             7,536
     Frank Russell Investment Contract - 10.1%                         196,290         3,117,610         3,296,684
     Frank Russell Fixed Income I - 8.6%                               131,666         2,688,706         2,808,435
     Frank Russell Fixed Income II - 6.1%                              106,015         1,939,586         1,978,233
     Frank Russell Fixed Income III - 7.2%                             231,215         2,262,670         2,342,212
     Frank Russell Equity I - 8.4%                                     100,281         2,436,382         2,747,694
     Frank Russell Equity II - 4.2%                                     49,091         1,257,729         1,387,297
     Frank Russell Equity III - 1.9%                                    21,469           562,150           609,926
     Frank Russell International - 4.8%                                 44,635         1,639,431         1,556,865
     Frank Russell Emerging Markets - 2.7%                              75,201           914,876           872,336
     Frank Russell Real Estate Securities - 2.0%                        28,734           656,485           649,686
     Frank Russell Equity Q - 8.6%                                      97,420         2,469,847         2,812,501
                                                                                 ---------------   ---------------
                                                                                      20,405,199        21,520,546
                                                                                 ---------------   ---------------
Participant loans, interest rates from 7.25% to 10.0%;
maturities from 1 to 10 years - 3.9%                                 1,263,268         1,263,268         1,263,268

First Mississippi Corporation common stock - 24.6%                     235,570         3,052,278         8,038,826

Getchell Gold Corporation common stock - 4.3%                           70,161           592,688         1,403,220
                                                                                 ---------------   ---------------

                                                                                 $    25,315,958        32,228,385
                                                                                 ===============   ===============


Note - Percentages are determined by dividing the carrying value of individual investments by net assets available for benefits.

                                                                     Schedule II
                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                 Item 27d - Schedule of Reportable Transactions

                    Years ended June 30, 1996, 1995 and 1994



                                                                                   Purchases
                                                                    ---------------------------------
                                                                                      Shares
Identity of party involved      Description of assets               Number            or units         Cost
--------------------------      ---------------------               ------            --------         ----
June 30, 1996:
     Ballew/Russell, Inc.       Frank Russell
                                  Equity Q Fund                        119              57,717     $ 1,795,413
              "                 Frank Russell
                                  Equity I Fund                        122              61,681       1,787,264
              "                 Frank Russell
                                  Investment Contract Fund             106             127,427       2,202,460
     Deposit Guaranty           Deposit Guaranty U. S. Government
        National Bank             Money Market Fund                    258           7,831,780       7,831,780
              "                 First Mississippi Corporation
                                  common stock                         202             143,589       3,495,393
              "                 Getchell Gold Corporation
                                  common stock                          20             159,290       1,252,181

June 30, 1995:
     Paine Webber               First Mississippi Corporation
                                  common stock                          84              73,324     $ 1,475,572
     Deposit Guaranty           Deposit Guaranty U. S. Government
        National Bank             Money Market Fund                    202           4,447,816       4,447,816
     Ballew/Russell, Inc.       Frank Russell
                                  Investment Contract Fund              38              88,170       1,433,782
              "                 Frank Russell
                                  Fixed Income I Fund                  117              53,442       1,183,716
              "                 Frank Russell
                                  Equity I Fund                        117              51,361       1,260,757
              "                 Frank Russell
                                  Equity Q Fund                        129              49,407       1,214,298


                                                Sales
                                               Shares           Selling          Net gain
Identity of party involved     Number          or units           price           or (loss)
--------------------------     ------          --------         ---------         ---------
June 30, 1996:
     Ballew/Russell, Inc.
                                 171           41,499           $ 1,281,165          182,028
              "
                                 165           42,729             1,231,193          151,662
              "
                                 172          125,443             2,163,826          108,522
     Deposit Guaranty
        National Bank            149        7,389,640             7,389,640                -
              "
                                 121          102,843             2,884,532          861,525
              "
                                 143           83,610             2,110,784        1,384,241

June 30, 1995:
     Paine Webber
                                 108          100,150           $ 2,228,656          599,385
     Deposit Guaranty
        National Bank            121        3,987,803             3,987,803                -
     Ballew/Russell, Inc.
                                 112           86,120             1,399,532           45,635
              "
                                 233           39,838               908,780           (9,256)
              "
                                 168           18,965               468,309           12,204
              "
                                 168           19,463               488,841           61,108






                                                                    (Continued)
                                       2

                                                             Schedule II, Cont.



                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                 Item 27d - Schedule of Reportable Transactions


                                                                                          Purchases
                                                                            -----------------------------------
                                                                                           Shares
Identity of party involved            Description of assets                 Number         or units               Cost
--------------------------            ---------------------                 ------         --------               ----
June 30, 1994:
     Deposit Guaranty             First Mississippi Corporation               55              47,547       $       564,758
        National Bank                common stock
              "                   Deposit Guaranty National Bank
                                     Daily Invested Fund                     123          21,849,818            21,849,818
              "                   Frank Russell
                                     Money Market Mutual Fund                  4           3,620,678             3,620,678
              "                   Frank Russell
                                     Investment Contract Mutual Fund           5             231,599             3,621,728
              "                   Frank Russell
                                     Fixed Income I Mutual Fund               10             133,005             2,729,657
              "                   Frank Russell
                                     Fixed Income II Mutual Fund               4             118,680             2,172,408
              "                   Frank Russell
                                     Fixed Income III Mutual Fund             11             210,822             2,078,409
              "                   Frank Russell
                                     Equity I Mutual Fund                     13              70,186             1,686,978
              "                   Frank Russell
                                     Equity II Mutual Fund                    16              30,867               791,669
              "                   Frank Russell
                                     Equity III Mutual Fund                   15              11,741               308,398
              "                   Frank Russell
                                     International Mutual Fund                13              28,907             1,102,864
              "                   Frank Russell
                                     Emerging Markets Mutual Fund             13              43,292               545,565
              "                   Frank Russell
                                     Equity Q Mutual Fund                     13              69,766             1,740,334



                                                                                         Sales
                                                                         ----------------------------------------
                                                                                        Shares           Selling          Net gain
Identity of party involved          Description of assets                Number        or units           price           or (loss)
--------------------------          ---------------------                ------        --------         ---------         ---------
June 30, 1994:
     Deposit Guaranty           First Mississippi Corporation             247             227,377       $   3,187,076      998,562
        National Bank              common stock
              "                 Deposit Guaranty National Bank
                                   Daily Invested Fund                     71          23,343,775          23,343,775            -
              "                 Frank Russell
                                   Money Market Mutual Fund                 4           3,620,660           3,620,660            -
              "                 Frank Russell
                                   Investment Contract Mutual Fund         23              37,359             587,288        3,285
              "                 Frank Russell
                                   Fixed Income I Mutual Fund              41              14,943             306,347         (285)
              "                 Frank Russell
                                   Fixed Income II Mutual Fund             32              19,353             354,472          286
              "                 Frank Russell
                                   Fixed Income III Mutual Fund            53              16,194             159,275          397
              "                 Frank Russell
                                   Equity I Mutual Fund                    27               2,301              55,449          201
              "                 Frank Russell
                                   Equity II Mutual Fund                   27                 961              24,107         (599)
              "                 Frank Russell
                                   Equity III Mutual Fund                  14                 314               8,410          194
              "                 Frank Russell
                                   International Mutual Fund               27                 958              37,631        1,223
              "                 Frank Russell
                                   Emerging Markets Mutual Fund            27               1,318              16,766          145
              "                 Frank Russell
                                   Equity Q Mutual Fund                    27               2,290              57,533          481

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FIRST MISSISSIPPI CORPORATION
                                        EMPLOYEE 401(k) SAVINGS PLAN


Date: December 27, 1996                 J. Steve Chustz
                                        ------------------------------------
                                        J. Steve Chustz
                                        Member, Employee Benefits Committee



Date: December 27, 1996                 /s/ Charles R. Gibson
                                        ------------------------------------
                                        Charles R. Gibson
                                        Member, Employee Benefits Committee



Date: December 27, 1996                 /s/ R. Michael Summerford
                                        ------------------------------------
                                        R. Michael Summerford
                                        Member, Employee Benefits Committee



Date: December 27, 1996                 /s/ Tom Tepas
                                        ------------------------------------
                                        Tom Tepas
                                        Member, Employee Benefits Committee

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  23.1        Independent Auditors Consent